

September 25, 2014

Via Email
Sabastian Niles, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019

Re: **Darden Restaurants, Inc.**
        Definitive Additional Soliciting Materials on Schedule 14A
        Filed September 9-24, 2014
        File No. 001-13666

Dear Mr. Niles:

We have reviewed your filings and have the following comments.

General

1. Please note that supplemental materials provided in response to staff comments should be appropriately marked to identify the specific information relied upon. If acronyms or pseudonyms are used in data sets, please identify such terms to facilitate staff review. We note that data supplementally provided on September 19th does not identify the companies. Consequently, we are unable to discern whether adequate support has been provided for statements made regarding separation and franchising outcomes. We reissue prior comment 3 of our letter dated September 16, 2014.

2. Please see our prior comment. Supplemental materials provided in your response package dated September 16, 2014 regarding "To-Go sales" growth and Mr. Silva's involvement with four straight years of consecutive comp sales, references unexplained acronyms and were not clearly marked to evidence how the materials are supportive. Moreover, it would appear that comparative data has not been placed in context (i.e. comparative sales increases may have occurred but Checkers/Rally's sales also experienced material declines over four years.) Please advise.

3. Refer to statements made in soliciting materials alleging that a single minority shareholder (i.e., Starboard) wants to "take control of the company…" In future filings, please avoid using these and similarly unqualified statements that state that Starboard will take control of Darden. In this regard, we note that while Starboard has nominated a slate of candidates, even assuming all such nominees are elected, Starboard would not

"control" the company as each of the nominees would have fiduciary duties to the company's shareholders. Refer generally to Rule 14a-9.

4. Refer to materials filed on September 19, 2014 in which you assert that Messrs. Fogarty and Lenehan do not have experience as senior executives of a large public company and that Mr. Nowell has no restaurant experience. On the basis of publicly available materials, it would appear that such individuals have public company experience as senior executives and/or restaurant experience. Please advise and refrain from making unsupportable statements in filings.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions